FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES CHANGES IN ITS ORGANIZATIONAL STRUCTURE AND NEW APPOINTMENTS

Mexico City, September 20, 2006. Teléfonos de México, S.A. de C.V. (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) (TELMEX) announced in its Board of Directors Meeting held today that it approved to modify its organizational structure in which the company seeks to enhance the development of its strategic activities as well as to further increase its focus on the operations of its subsidiaries outside of Mexico.

As a result of this change in TELMEX's organizational structure, Jaime Chico was appointed Chairman of the Board of Directors where his main responsibilities will be TELMEX's strategic development, consolidation of the company's international development and supporting the process of the organizational change.

Hector Slim Seade was appointed Chief Executive Officer of TELMEX and Oscar Von Hauske was appointed President of TELMEX International Operations. Both of whom will report to Carlos Slim Domit who was appointed Co-Chairman of the Board of Directors. These changes seek to evolve the organizational structure, while at the same time enhance the company's operating capabilities.

In addition to his responsibility as TELMEX's Chairman of the Board, Jaime Chico will have other activities in Grupo Carso as Co-Chairman of IDEAL (Impulsora del Desarrollo y del Empleo en América Latina). This appointment will be submitted for approval to IDEAL's Shareholders' Meeting in the following days. Carlos Slim Helú will continue as Chairman of IDEAL. Also, Jaime Chico will continue with his responsibilities in the different Board of Directors of the Group's companies. After twelve years as CEO of TELMEX and more than twenty years of working close to Carlos Slim Helú, Jaime Chico will continue providing his experience in TELMEX's strategic development, the consolidation of its international expansion and also the execution of infrastructure projects in Latin America.

Héctor Slim Seade holds a BA in Business Administration. He joined Inversora Bursátil in 1983. In 1990, he was CEO of Fianzas Guardiana Inbursa. From 1993 to 1995, he was the Managing Director of Banco Inbursa. He joined TELMEX in 1995 as Vice-president of Procurement and Logistics and from 1998 to date, he has been Director for Operational Support and also has been responsible of most of TELMEX's subsidiaries.

Oscar Von Hauske Solís is a CPA. He joined Grupo Condumex in 1982 where he held several top management positions. Since 1991 he was Chief Financial Officer and participated in the restructuring of various administrative areas of Grupo Nacobre and Euzkadi. He joined TELMEX in 1995 as Chief Information Officer and since then he has also been responsible of product development, telecom operators relationships, data network management, as well as the expansion and operation of TELMEX in Latin America.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX ANNOUNCES CHANGES IN ITS ORGANIZATIONAL STRUCTURE AND NEW APPOINTMENTS.